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As filed with the Securities and Exchange Commission on _________, 2005               Registration No. _________
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          POST EFECTIVE AMENDMENT 1 TO
                              FORM S-1 on Form S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        International DisplayWorks, Inc.
             (Exact name of registrant as specified in its charter)

          Delaware                                           94-3333649
          --------                                           ----------
(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                          Identification No.)



                           599 Menlo Drive, Suite 200
                            Rocklin, California 95765
                                 (916) 415-0864
          (Address and telephone number of principal executive offices)


                                 Thomas A. Lacey
                             Chief Executive Officer
                           599 Menlo Drive, Suite 200
                            Rocklin, California 95765
                                 (916) 415-0864
            (Name, address and telephone number of agent for service)

                                   Copies to:

                              David C. Adams, Esq.
                              Sara M. Dayton, Esq.
                              Bartel Eng & Schroder
                         1331 Garden Highway, Suite 300
                          Sacramento, California 95833
                            Telephone: (916) 442-0400


Approximate date of commencement of the proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The Company is filing this combined prospectus in accordance with Rule 429. This Registration Statement on Form S-3 constitutes Post-Effective Amendment No. 1 to International DisplayWorks, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116521) declared effective by the SEC on June 25, 2004 and Registration Statement on Form S-1 (Registration No. 333-112554) declared effective by the SEC on February 18, 2004. The Company is filing this Post-Effective Amendment for the purpose of meeting the requirements of Section 10(a)(3) of the Securities Act of 1933. Pursuant to Rule 401(b) under the Securities Act, the Company is filing this post-effective amendment on Form S-3, as it is currently eligible to file a registration statement on Form S-3.

The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Selling stockholders may not sell these securities until the registration statement filed with the Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion                                                 PROSPECTUS


                                7,269,499 Shares

                        INTERNATIONAL DISPLAYWORKS, INC.
                                  Common Stock
                           --------------------------

     All of the shares of common stock of International DisplayWorks, Inc. in this offering are being sold by the selling stockholders listed in this prospectus. We will not receive Iany proceeds from the resale of any common stock by the selling stockholders. The 7,269,499 shares being sold by the selling stockholders include up to 426,589 shares that may be resold upon the exercise of outstanding warrants. The exercise price of warrants ranges from $0.16 to $5.90 per share.

     Our common stock is traded and listed on the NASDAQ National Market, under the symbol "IDWK." On February 14, 2005, the last reported sale price for the common stock was $9.51. There is no public market for the warrants.

     The selling stockholders may, from time to time, sell their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits investors; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) an exchange distribution in accordance with the rules of the applicable exchange; (v) privately negotiated transactions;
(vi) to cover short sales made after the date that this Registration Statement is declared effective by the Commission; (vii) broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; (viii) a combination of any such methods of sale; or (ix) any other method permitted pursuant to applicable law.

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                          SEE "RISK FACTORS" AT PAGE 2.
                         -------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this Prospectus is ____________

Table of Contents
-----------------

Part  I                                                                     Page
-------                                                                     ----

Prospectus Summary............................................................1
Use of Proceeds...............................................................2
Risk Factors..................................................................2
International DisplayWorks, Inc..............................................15
Summary of the Offering......................................................18
Plan of Distribution.........................................................18
Selling Stockholders.........................................................20
Indemnification of Directors and Officers....................................24
Transfer Agent...............................................................24
Expert.......................................................................24
Legal Matters................................................................25
Where Can You Find More Information..........................................25

                               PROSPECTUS SUMMARY

Forward-Looking Statements

     This Prospectus contains or incorporates "forward-looking statements," which include statements about our business strategy, our growth strategy, our product development and marketing efforts and anticipated trends in our business, which are not historical facts. We may also make additional forward-looking statements from time to time in filings that we make with the Commission. When we use words like "believe," "expect," "anticipate," "project," and similar expressions, this should alert you that the statement is forward-looking. Forward-looking statements speak only as of the date made, based largely on expectations. These expectations are generally subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and which are beyond our control. Future events and actual results may differ materially from the anticipated results expressed in, contemplated by, or underlying our forward-looking statements. Statements in this Prospectus, and in documents incorporated by reference into this Prospectus, including those set forth in the caption "Risk Factors" describe factors, among others, that could contribute to or cause differences. In light of these risks and uncertainties, we cannot give any assurances that the forward-looking information will in fact transpire or prove to be accurate in the future.

Our Business

     We design and manufacture liquid crystal display, or LCD, products and are a supplier to several Fortune 500 companies, major Japanese, other Asian and European corporations and smaller companies operating in a variety of discrete markets. We work as an outsourced manufacturer or provider of design, manufacturing and assembly services. Our target OEM or original equipment manufacturer customers operate in the telecommunications, utilities, automotive, medical, computing, office equipment, home appliance and consumer electronics industries. Our components and modules are used in various electronic products. We are implementing the new technologies of Color LCD and TFT module assemblies.

     We assist OEM customers in the design and development of their products and furnish full turnkey manufacturing services. Our services include procuring components, assembling and post-assembly testing of finished products or electronic subassemblies. We provide custom design manufacturing services, for which we design and develop proprietary products that are sold by our OEM customers using their brand name. We also provide enhanced services such as the addition of key pads and back lighting to module assemblies as well as having the capability of producing complete turn key products.

     Our principal executive offices are located at 599 Menlo Drive, Suite 200, Rocklin, California 95765. Our telephone number is (916) 415-0864. Our website is located at www.idwlcd.com.

Use of Proceeds

     We will not receive any proceeds from the resale of common shares by the selling stockholders. We will receive proceeds if certain outstanding warrants are exercised. Any proceeds from the exercise of warrants will be used for working capital. The exercise prices of the warrants were determined through negotiations with and approval of the Company's independent directors.

                                  RISK FACTORS

     Investment in our common stock involves risk. You should carefully consider the risks we describe below before deciding to invest. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from that of the U.S. Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen. This discussion contains forward-looking statements.

Risks Related to Our Business

We have just purchased a Color LCD line.

     In June 2004, we contracted for the purchase of a used color LCD line on an "as is, where is" basis. The line has now been installed in new factory premises on property in close proximity to our existing campus on which we have executed a rental agreement for a period of ten years with an option to extend for an additional ten years at the current rent. We have only just begun test operation of the line and do not yet have reliable information on the yield or throughput capacity achievable in mass production, although we do have statistical information available from the seller. We have not as yet produced samples that have been accepted by customers; however, we have received prototyping orders from existing customers. We have also determined that this line can produce monochrome displays and have identified monochrome projects to be run on this line. If our color yields are not as expected, the resulting lower margins would adversely affect operating results in future periods.

Adverse trends in the electronics industry may adversely affect our operating results.

     Our business depends on the electronics industry which is subject to rapid technological change, short product life cycles and margin pressures. In addition, the electronics industry has been cyclical and subject to significant downturns characterized by diminished product demand, production over-capacity, and accelerated erosion of average selling prices. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results. If our customers' products fail to gain widespread commercial acceptance, become obsolete, or otherwise suffer from low sales volume, our business and operating results would be negatively impacted.

A few customers and applications account for a significant portion of our sales.

     In fiscal 2004, five customers contributed 62% of total sales revenue, including one customer which contributed 16% of our revenue. This compares with fiscal 2003 when five customers contributed 48% of our total sales revenue and one customer contributed 29% of our revenue. Under present conditions, the loss of any one of these customers could have a material effect on our performance, liquidity and prospects. To reduce this risk, we continue to emphasize custom devices for which customer relationships are generally longer term with lower probability of cancellation.

We do not have long-term purchase commitments from our customers and may have to rely on customer forecasts.

     Custom manufacturers for OEMs and EMSs must provide increasingly rapid product turnaround and respond to increasingly shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would result in reduced revenue, and could result in excess and obsolete inventory and/or unabsorbed manufacturing capacity, which would adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have increased our manufacturing capacity, we may lack sufficient capacity at a given time to meet our customers' demands if they exceed anticipated levels. We strive for rapid response to customer demand, which can lead to reduced labor efficiency, purchasing efficiency and increased material costs.

     Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, the worldwide product demand have led to radically shortened lead times on purchase orders as rapid product cycles became the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts clarify order lead times, inventory risk allocation and similar matters rather than provide firm, long-term commitments. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to customers in the electronics industry; which is subject to severe competitive pressures, rapid technological change and product obsolescence, increases our inventory and overhead risks.

     In addition, we make significant and material decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our gross margins and operating results. In order to transact business, we assess the integrity and creditworthiness of our customer and may; based on this assessment, agree to amortize design, development and set up costs over time and enter into purchase commitments with suppliers. Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence. We may also occasionally place orders with suppliers based on a customer's forecast or in anticipation of an order. Additionally, from time to time, we may purchase quantities greater than customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation penalties, inventory carrying costs or inventory obsolescence.

Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

     We strive to fully utilize the manufacturing capacity of our facilities but may not do so on a consistent basis, particularly as we have committed to a ten-year lease of new facilities and completed the purchase of a second LCD line primarily for the production of color displays. Our factory utilization will be dependent on our success in acquiring new business for the expanded capacity, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that we intend to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of our manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, maintenance of contaminant-free operations and availability of power, water and labor resources.

     Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements. We are also exposed to movement in commodity prices, particularly the cost of electrical power for our manufacturing facilities.

We face intense competition, and many of our competitors have substantially greater resources than we do.

     We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. Our major competitors include BYD, Data Image, Data Vision, Hantronics, Ocular, Optrex, Tian Ma, Truly Semiconductors, Limited, Varitronix, Ltd., Wintek Corporation, and other similar companies primarily located in Japan, Taiwan, Korea, Hong Kong and China. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located. Many competitors have production lines that allow them to produce more sophisticated and complex devices than we do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets.

We depend on the market acceptance of the products of our customers.

     Currently, we do not sell products to end users. Instead, we design and manufacture various display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers' products. Any significant slowdown in the demand for their products would adversely affect our business. Therefore, we must identify industries that have significant growth potential and establish strong, long-term relationships with OEMs and EMSs in those industries. Our failure to identify potential growth opportunities or establish these relationships would adversely affect our business.

We extend credit to our customers and may not be able to collect all receivables due to us.

     We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral. Our overseas customers may be subject to economic cycles and conditions different from those of our U.S. customers. We may also be unable to obtain satisfactory credit information or adequately secure our credit risk for some of these overseas customers. The extension of credit presents an exposure to risk of uncollected receivables. Additionally, the collectable amounts may not realize the amounts anticipated in U.S. dollar terms when denominated in a foreign currency. While the Company maintains credit insurance on all of its accounts receivable, collection difficulties could result in the insurance not being renewed which may have an affect on our liquidity as we borrow under an asset based credit line, under which uncollected receivables are a major asset and our collection record a key indicator of performance to our lender. In the fiscal year ended October 31, 2004, the Company recorded expenses of $82,000 related to the extension of credit.

We may need to produce higher-end products to remain competitive.

     Our future success may be partly dependent upon our ability to effectively offer higher-end products that we do not currently supply, including thin film transistor, ("TFT"), and organic liquid emissive displays, ("OLED"), as we believe the high volume markets are moving in these directions. If we fail to offer more complex higher-end products that are desired by the marketplace, our competitive position could decline.

The growth of our business depends on our ability to finance new products and services.

     We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

    o research and development activities on existing and potential product solutions;

    o   additional engineering and other technical personnel;

    o   advanced design, production and test equipment;

    o   manufacturing services that meet changing customer needs;

    o   technological changes in manufacturing processes; and

    o   manufacturing capacity.

     Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions and electronic manufacturing services that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities of OEMs and competitive third-party suppliers and technologies. Our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

We are subject to lengthy development periods and product acceptance cycles.

     We sell our products and services to OEMs and EMSs who on sell to OEMs, who then incorporate them into the products they sell. They make the determination during their product development programs whether to incorporate our products and services or pursue other alternatives. This requires us to make significant investments of time and resources well before our customers introduce their products and before we can be sure that our efforts will generate any significant sales or that we will even recover our initial investment of time and resources.

     During a customer's entire product development process, we face the risk that our products will fail to meet technical, performance or cost requirements or that they could be replaced by competing products. Even if we complete our design or production processes in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events could adversely affect our operating results. The lengthy development period also means that it is difficult to immediately replace unexpected losses of existing or expected business.

We are subject to lengthy sales cycles.

     Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships or partnerships. Moreover, factors specific to certain industries also have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles as qualification processes are longer and more rigorous, often requiring extensive field audits. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue, if at all.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims.

     We manufacture products to our customers' requirements, which can be highly complex and may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

We could become involved in intellectual property disputes.

     We do not have any patents, licenses or trademarks material to our business. Instead, we rely on trade secrets, industry expertise and our customers' sharing of intellectual property with us. We do not knowingly infringe patents, copyrights or other intellectual property rights owned by other parties; however, in the event of an infringement claim, we may be required to spend a significant amount of money to defend a claim, develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining licenses on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of our resources and could materially and adversely affect our business and operating results.

Our customers may decide to design and/or manufacture the products that they currently purchase from us.

     Our competitive position could also be adversely affected if one or more of our customers decide to design and/or manufacture their own displays and display modules. We may not be able to compete successfully with these in-house developments by our customers.

We may develop new products that may not gain market acceptance.

     We operate in an industry characterized by frequent and rapid technological advances, the introduction of new products and new design and manufacturing technologies. As a result, we may be required to expend funds and to commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and continually enhancing design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could therefore incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue, which would adversely affect our future operating results. Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities of OEMs and third-party suppliers.

Our component and materials suppliers may fail to meet our needs.

     We do  not  have  long-term  supply  contracts  with  the  majority  of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers. In our industry, at times, there are shortages of some of the materials and components that we use. In some cases, supply shortages and delays in delivery have resulted in curtailed production or delays in production, which contribute to an increase in inventory levels and loss of profit. We expect that shortages and delays in deliveries of some components will continue to occur from time to time. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain supplies that we use in our business. If we are unable to continue to purchase components from these limited source suppliers or identify alternative suppliers, our business and operating results would be materially and adversely affected. We may also not be able to obtain as competitive pricing for some of our supplies as our competitors. Moreover, some suppliers, for example, those who sell integrated circuits, could be preferential in their sales to our competitors, who may have greater buying power or leverage in negotiations.

We are exposed to the limit on the availability and price of electricity.

     The primary energy supply to our operations is electricity from the local power company. There is not an extensive and resilient connection to a national or regional power grid. Thus, we may be exposed to power outages and shut downs which our standby generators would only partially mitigate. Fluctuations in world oil prices and supply could also work to affect our supply and cost of electricity.

We are exposed to the limit on the availability of water.

     We depend on a continuous supply of water in our manufacturing processes. To date when we have experienced shortages, we have been able to obtain supplementary supplies from alternative local sources. We cannot be certain that such an arrangement will always be available and that no interruption to production will result.

Future outbreaks of severe acute respiratory syndrome or other communicable diseases may have a negative impact on our business and operating results.

     In 2003, several economies in Asia, including Hong Kong and southern China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, or similar infectious or contagious diseases such as avian flu, it could adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to some of our factories, and our operations could be seriously disrupted as the majority of our work force is housed in two dormitories. In addition, an outbreak could negatively affect the willingness of our customers and suppliers to visit our facilities.

Our results could be harmed if compliance with new environmental regulations becomes too burdensome.

     Our manufacturing processes result in the creation of small amounts of hazardous and/or toxic wastes, including various gases, epoxies, inks, solvents and other organic wastes. We are subject to Chinese governmental regulations related to the use, storage and disposal of such hazardous wastes. We also have our own standby electrical power generation plant that operates on diesel fuel. The amounts of our hazardous waste are expected to increase in the future as our manufacturing operations increase, and therefore, our cost of compliance is likely to increase. In addition, sewage produced by dormitory facilities which house our labor force is coming under greater environmental legislation. Although we believe we are operating in compliance with applicable environmental laws, there is no assurance that we will be in compliance consistently as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

From time-to-time, we may seek additional equity or debt financing and may not be able to secure this financing at acceptable terms.

     From time-to-time, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay loans if our cash flow from operations is insufficient. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer.

We must effectively manage our growth.

     Failure to manage our growth effectively could adversely affect our operations. We have increased the number of our manufacturing locations from one to two and are increasing the number of our manufacturing and design programs and plan to expand further the number and diversity of our programs in the future and may further increase the number of locations from which we manufacture and sell. Our ability to manage our planned growth effectively will require us to:

    o   enhance our operational, financial and management systems;

    o   expand our facilities and equipment; and

    o successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

     An expansion and diversification of our product range, manufacturing and sales locations and customer base would result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as our expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources.

Potential strategic alliances may not achieve their objectives.

     We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies and develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.

We may not be able to retain, recruit and train adequate management and production personnel.

     Our continued operations are dependent upon our ability to identify, recruit and retain adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With the growth currently being experienced in China and competing opportunities for our personnel, there can be no guarantee that a favorable employment climate will continue and that wage rates in Shenzhen or China as a whole will continue to be internationally competitive.

We are at risk of double taxation due to transfer pricing.

     None of the asset based finance or factoring lines we have established will accept receivables from our Chinese subsidiaries as collateral for advances; we therefore invoice our non-Chinese customers through our companies in Hong Kong and the U.S. As a result, we have intercompany invoicing whereby our Chinese subsidiaries invoice the Hong Kong and U.S. entities who then invoice our customers for sales rendered. As required by the tax authorities in each jurisdiction, we seek to apply arm's length pricing to this process. Should a tax authority in any jurisdiction consider the pricing not to be arm's length, it may deem the prices charged to be different from those we have applied. If this decision were to be applied unilaterally, it could lead to an increase in our overall tax expenses. In addition, we may have to expend resources in defending our positions, irrespective of the outcome determined.

We are installing a new ERP system and are required to comply with the provisions of the Sarbanes Oxley Act of 2002.

     We are working diligently toward evaluating and documenting our internal control systems in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we are in the process of converting our accounting and record-keeping software to a new software system. We cannot assure the implementation of the new system will be completed on a timely basis. In addition, we may experience difficulties in the transition to the new software that could affect our internal control systems, processes and procedures. Should we have to defer part of the implementation, reliance on our current system for the purpose of complying with Sarbanes-Oxley
Section 404 will require significant effort in a compressed timeframe, as well as result in our incurring costs to comply with Sarbanes-Oxley Section 404 that will duplicate compliance costs that will be associated with the implementation of our new system. There can be no assurances that the evaluation required by Sarbanes-Oxley Section 404 will not result in the identification of significant control deficiencies or that our auditors will be able to attest to the effectiveness of our internal control over financial reporting.

We are at risk for potential product liability claims not covered by insurance from our discontinued snowboard business.

     We were acquired by Morrow Snowboards, Inc., which previously designed, manufactured and distributed snowboards and apparel. Those operations were discontinued in 1999, but the snowboards previously manufactured and distributed may still be in use. To the extent there is an accident involving the use of those old snowboards, we could be named in a civil action alleging liability.
Although we do not think there are defects in the boards previously manufactured, it is not uncommon for an injured snowboarder to name the manufacturer when the injuries are serious. We are currently not insured against any such claims and although we do not believe such actions are likely given the length of time that has lapsed since we last manufactured snowboards, there are no assurances that such actions will not result in the future. To the extent an action is brought and successfully prosecuted to a judgment, the claim could have a material affect on our financial performance.

                    Risks Related to International Operations
                    -----------------------------------------

We are dependent on our Chinese manufacturing operations.

     Our current manufacturing operations are located in China, our sales offices are in the U.S., Europe, Hong Kong, Singapore and China, and our administrative offices are in the U.S. The geographical distances between these facilities create a number of logistical and communications challenges. In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate our manufacturing facilities in China.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our operations.

     Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

The Chinese legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.

     We lease the land on which our factories in China are located. The performance of the agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation which is subsequently followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts are introduced between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our compliance. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

     We are incorporated in the U.S. and have subsidiaries in The People's Republic of China, Hong Kong, and the British Virgin Islands. Because we manufacture all of our products in The People's Republic of China, substantially all of the net book value of our total fixed assets and a major portion of our inventory is located there. However, we sell our products to customers worldwide with concentrations in Hong Kong, North America, Europe, Japan, China and Southeast Asia and may thus have receivables in and goods in transit to those locations. Protectionist trade legislation in the U.S. or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of U.S. laws and regulations, changes to which may affect our ability to transact business with customers or in certain product categories.

     We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.

We face risks associated with international trade and currency exchange.

     We transact business in a variety of currencies including Hong Kong dollars, Japanese Yen, Singapore dollars, U.S. dollars and the Chinese Yuan Renminbi, or RMB. Increased sales to Europe may result in receivables by us in other currencies, such as the Euro. Although we transact business predominantly in U.S. and Hong Kong dollars, we collect a portion of our revenue and incur approximately 30% of our operating expenses, such as payroll, land rent, electrical power and other costs associated with running our facilities in China, in RMB. Adverse movements between the selling currency and the RMB would have a material impact on our profitability. Changes in exchange rates would affect the value of deposits of currencies we hold. The RMB has been broadly stable against U.S. dollar in the past three years, but is not fully convertible and fully traded. It is not currently possible to hedge against movement in the RMB exchange rate through conventional means; we are thus not hedged and remain exposed to movement in the exchange rate. The exchange rate of the Hong Kong dollar has been pegged to the U.S. dollar and has not in the past presented a currency exchange risk, though this could change in the future. We also do not currently hedge against exposure to other currencies. We cannot predict with certainty future exchange rates and thus their impact on our operating results.

     We also had long term debt, denominated in RMB, repayable in equal installments over three years, of RMB 10 million (U.S. $1.2 million at current exchange rates). As of October 31, 2004, one installment of RMB 3.3 million was outstanding and is due for repayment in June 2005. An increase in the value of the RMB against the U.S. dollar would result in a translation loss in U.S. dollar terms that would be realized as U.S. dollars from sales revenues are utilized to meet the repayment obligation.

Changes to Chinese tax laws and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.

     Under applicable Chinese law, we have been afforded a number of profits tax concessions by, and tax refunds from, Chinese tax authorities on a substantial portion of our operations in China. However, the Chinese tax system is subject to substantial uncertainties with respect to interpretation and enforcement. The Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in revisions to or changes to tax laws or their interpretation, which could increase our future tax liabilities or deny us expected concessions or refunds.

                          Risks Related to the Offering
                          -----------------------------

The  concentration  of share ownership by our officers and directors allows them
to  control  or  substantially   influence  the  outcome  of  matters  requiring
shareholder approval.

     As of January 31, 2005, our officers and directors as a group beneficially owned approximately 6.9% of our common shares. As a result, acting together, they may be able to control or substantially influence the outcome of matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.

We do not pay cash dividends.

     We have never paid any cash dividends on our common stock and may not pay cash dividends in the future. Instead, we intend to apply earnings to the expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price. The price can go down as well as up and may limit your ability to realize any value from your investment, including the initial purchase price.

The market price of our shares is subject to price and volume fluctuations.

     The markets for equity securities have been volatile. The price of our common shares has been and could continue to be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and your ability to resell your shares at or above the price you paid, or at any price.

If we fail to maintain our listing, liquidity of our stockholders will be adversely affected.

     Our common stock is currently traded on The Nasdaq National Market. The Nasdaq National Market has established certain maintenance listing requirements that must be satisfied in order for a company's shares to continue to be listed. Currently, our common stock meets the Nasdaq National Market maintenance listing requirements. However, if we fail to maintain a minimum Bid Price of $1 per share as set by the Nasdaq National Market, we could lose our listing. Similarly, with the introduction of requirements under the Sarbanes-Oxley Act, future requirements, including compliance with all of the Act's provisions, may be a further condition of continued listing or trading. We cannot assume that we will be granted listing on the Nasdaq National Market or, if listed, that we will always be able to meet the Nasdaq National Market listing requirements in the future. Failure to meet the Nasdaq National Market listing requirements could result in the delisting of our common stock from the Nasdaq National Market which may adversely affect the liquidity of our shares.

                        INTERNATIONAL DISPLAYWORKS, INC.

     We manufacture LCDs and LCD modules and assemblies for major OEMs and EMSs, and offer design and engineering services related to those products. Our target OEM customers operate in the telecommunications, automotive, medical, computing, office equipment, home appliance and consumer electronics industries. Our components and modules are used in various electronic products, in these industries. Developments in our industry over the past years have resulted in lower costs for displays. As a result of the decreased costs and thus prices for LCDs, new display designs and applications are being incorporated into products in new market segments.

     We have been focusing on development of new key customers with high volume, multi-product needs for displays and display modules and have strengthened our core engineering competencies and manufacturing processes, enabling us to maintain our contribution margins, predominantly through higher yields in the manufacturing process. We also began to engage our customers at the design phase and emphasized our engineering design capability and product quality to facilitate product changes and the effective rollout of new products for our customers. More recently, with our expanded base of strong customers, our focus has begun to shift to servicing those customers through continual product changes and development of new products. We believe that our emphasis on engineering and process manufacturing will allow us to continue to maintain high yields that will translate into competitive pricing and maximization of margins.

     In Fiscal 2004, we have completed the acquisition of a second LCD line. This line, unlike our existing line which produces monochrome displays only, is able to produce both monochrome and color displays. Installation was completed in December 2004 and we expect to be producing samples for prospective customers' evaluation in the very near future. This line and the additional module equipment acquired with it will provide us with enhanced technical and productive capacity with which to service the needs of our targeted customer base.

     Our production is typically based on purchase orders received from customers. However, for certain customers we may purchase components based on non-binding forecasts or in anticipation of orders for products, consistent with our involvement with the customer. We generally do not obtain long-term commitments from our customers and economic changes in a customer's industry could impact our revenue in any given period. One of our risks in manufacturing results from inventory that may become obsolete due to customer product changes and discontinuation of old products for next generation products. We manage this risk through customer forecasts and our involvement in product changes and engineering. Our design and engineering services also allow us to better understand and meet our customers' needs and anticipate industry changes that might impact our inventory and purchasing decisions. Although increases in labor costs and other charges may impact cost of sales, our yield rate is one of the most significant factors affecting our manufacturing operations and results.

     We are ISO-certified for our module business and existing monochrome line and we emphasize our quality and manufacturing processes, and we are generally pre-qualified through quality inspections by our significant customers. We are in the process of obtaining ISO certification for our new color line. We emphasize incoming quality inspection and in-process inspection to improve yield and reduce warranty claims and product returns. We believe that our quality and manufacturing processes are our core strengths. We do not anticipate any significant change in our practices and consider our investment in our engineering and quality departments as a continuing cost of doing business. We believe our current facilities and resources are adequate to sustain higher sales volume and growth.

     With the increase in key customers that we anticipate will result in high volume sales, we intend to emphasize our design engineering, process engineering and quality efforts to drive increased sales in conjunction with our sales and marketing efforts, often working with our customers in teams that will include engineering input and support at early phases. See our Annual Report on Form 10-K for the year ended 31 October 2004. - "Business."

Fiscal Year 2000 Financing

     In connection with our private placement in June 2000, we issued warrants to purchase 25,000 shares of common stock at a price of $1.50 per share which expires June 21, 2005 to finders. In August 2000, we granted 5,000 shares of common stock, pursuant to stock purchase agreements, to creditors in connection with discontinued operations. These shares were granted in consideration of the creditor's release of interest in the Oregon property refinance. In connection with our August 2000 private placement of 134,000 shares of common stock, we entered into a put option agreement. In the put option agreement the stockholder had the right to require us, for a period of thirty (30) days beginning August 24, 2001, to purchase all or a portion of these shares at a price of $2.25 per share. The stockholder exercised his put option and we repurchased these shares. In the fourth quarter of 2000 in another private placement, we sold 458,630 shares of common stock at $1.50 per share. In December 2000, we closed a unit offering consisting of debt instruments and warrants to purchase shares of Common Stock equal to 20% of the investment amount. Under the debt instruments, we paid interest only payments each month at a rate of 12.68% per year. This loan was paid in full. The warrants are exercisable for $0.75 per share for a period of 5 years. Our net proceeds from the offering were $449,303. After December 30, 2000, we sold additional units with net proceeds totaling $50,000.

Fiscal Year 2001 Financing

     During fiscal year ended October 31, 2001, in connection with consulting services rendered, we issued 45,706 shares of common stock valued at a price of $0.36 and 100,000 warrants to purchase common stock at a price of $0.36 in payment for consulting services. In connection with the $3,000,000 asset based line of credit obtained from BFI Finance, Inc., we issued 100,000 warrants to purchase Common Stock at a price of $0.60. We closed various unit offerings consisting of debt instruments and warrants to purchase shares of common stock equal to 20% of the investment amount. Under the debt instruments, we agreed to pay interest only payments each month at a rate of 12.68% per year with the total amount borrowed due one year from the date of issue. We issued 185,000 warrants with exercise prices ranging from $0.36 to $0.75 per share for a period of five (5) years. Our proceeds from the offerings were $1,100,000.

Fiscal Year 2002 Financing

     During the third quarter ended July 31, 2002, we issued warrants to purchase 15,000 shares of common stock at $0.32 per share to creditors in exchange for the extension of the due dates of loans that come due.

Fiscal Year 2003 Financing

     During the first quarter ended January 31, 2003, we issued 100,000 shares of common stock at $0.16 per share to a consultant in exchange for services rendered to the Company. In February 2003, we issued in the aggregate 228,437 warrants to purchase shares of common stock at an exercise of between $0.16 and $0.21 per share for the extension of the maturity date on notes payable. Between July 2003 and August 2003, we sold additional units with net proceeds totaling $1,000,000. Each unit offering consisting of debt instruments and warrants to purchase shares of common stock of the Company equal to 20% of the investment amount for a total of 100,000 shares. Under the debt instruments, we paid interest only payments each month at a rate of 12% per year with the total amount borrowed paid prior to the due date on December 31, 2004. The warrants are exercisable for $0.35 per share for a period of 3 years. In September 2003, the Company closed a private placement of 1,666,667 shares of common stock at $0.30 per share. The Company's gross proceeds from the offering were $500,000.

     In December 2003, we completed a private financing of 3,333,335 shares of common stock at $1.50 per share, raising an aggregate of $5,000,000, before placement agent fees of 8% of gross proceeds and expenses of the offering. Additionally, in the December 2003 financing, the placement agent received a five (5) year warrant to purchase 166,666 shares of common stock at $1.75 per share. Under the terms of the December 2003 private placement, we are required to register for resale the shares of common stock.

Fiscal Year 2004 Financing

     In March 2004, we entered into a consulting agreement with a public relations firm where we agreed to issue warrants to purchase 40,000 shares of common stock for the performance of services. The exercise prices are $4.35 for 20,000 shares, $4.20 for 10,000 shares and $5.90 for 10,000 shares. The warrants will vest on February 28, 2005 and expire on February 28, 2008. In May 2004, we completed a private placement of 4,500,000 shares of common stock at a price per share of $4.50 per share, raising an aggregate of $20,250,000 before placement agent fees of 8% of gross proceeds and expenses of the offering. The net proceeds from the private placement will be used for general working capital and implementation of operating plans. Under the terms of the consulting agreement and private placement, we are required to register for resale the shares of common stock.

                             SUMMARY OF THE OFFERING

     We are registering 7,269,499 shares of common stock for resale by the selling stockholders, including 426,589 shares to be issued upon the exercise of warrants.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

        o ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

        o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

        o an exchange distribution in accordance with the rules of the applicable exchange;

        o      privately negotiated transactions;

        o      short  sales  (other than short  sales  established  prior to the
               effectiveness  of  the  Registration   Statement  to  which  this
               Prospectus is a part);

        o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

        o      a combination of any such methods of sale; and

        o      any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares or warrant shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Roth Capital Partners, LLC, acted as placement agent in connection with a private placement of our common stock on December 23, 2003 and May 17, 2004. As compensation for Roth Capital Partners' services as placement agent for the two placements, we paid Roth Capital Partners $800,000 or 8% of the gross proceeds from the private placement plus $52,000 for expenses and issued Roth Capital Partners a warrant to purchase 166,666 shares at $1.75 per share. The warrant is exercisable for 5 years.

     Roth Capital Partners, in a privately-negotiated transaction, transferred warrants to purchase 5,000 shares of common stock and $28,000 as a finder's fee to Glacier Partners LP. Glacier Partners LP was also an investor in our private placement of common stock on December 23, 2003 and is listed as a selling stockholder in this prospectus.

                              SELLING STOCKHOLDERS

     The following table identifies the selling stockholders, as of January 31, 2005, and indicates certain information known to us with respect to (i) the number of common shares beneficially owned by the selling stockholder, (ii) the number of common shares to be offered for the selling stockholder's account, and
(iii) the number of common shares and percentage of outstanding common shares to be beneficially owned by the selling stockholders after the sale of the common shares offered by the selling stockholders. The term "beneficially owned" means common shares owned or that may be acquired within 60 days. The number of common shares outstanding as of January 31, 2005, was 31,465,081. The selling stockholders may sell some, all, or none of their common shares.


                                            Shares Beneficially                                 Shares Beneficially
                                                   Owned                     Shares to be              Owned
                                             Prior to Offering                 Offered            After Offering
                                       ---------------------------------   ----------------   -----------------------------
Name of Stockholder                         Number        Percentage           Number             Number Percentage
-------------------                         ------        ----------           ------             ------ ----------

The Pinnacle Fund, L.P.                 2,966,667            9.4%            2,966,667                 0      *

Glacier Partners LP                       388,034(1)         1.2%              238,334(2)        149,700      *

Incline Capital, L.P.                     133,334             *                133,334                 0      *

                                       20

                                            Shares Beneficially                                 Shares Beneficially
                                                   Owned                     Shares to be              Owned
                                             Prior to Offering                 Offered            After Offering
                                       ---------------------------------   ----------------   -----------------------------
Name of Stockholder                         Number        Percentage           Number             Number Percentage
-------------------                         ------        ----------           ------             ------ ----------

Roth Capital Partners, LLC                161,666(3)          *                161,666(3)              0      0

Jan and Alex Klingen                       21,055             *                 19,375             1,680      *

Charles and Joyce Kircher                 188,000             *                 65,000           123,000      *

Kircher Family Trust(4)                 2,700,923(5)         8.5%              219,923(6)      2,481,000(6)  7.9%

Tarter, Susan                              26,000(7)          *                  9,000            17,000(8)   *

WS Opportunity Fund (QP). L.P.(9)         112,600             *                 12,300           100,300      *

WS Opportunity Fund L.P.(9)               106,100             *                 10,900            95,200      *

WS Opportunity Fund International,        150,800             *                 15,000           135,800      *
Ltd.(9)

Walker Smith Capital (QP), L.P.(9)        204,900             *                160,900            98,000      *

Walker Smith Capital, L.P.(9)              43,200             *                 34,900             8,300      *
Walker Smith International Fund,          268,700             *                229,700            53,000      *
Ltd.(9)

Atlas Capital Master Fund, L.P.(10)       725,768            2.3%              361,331           364,437     1.2%

Atlas Capital (Q.P.) L.P.(10)             293,132             *                150,469           142,663      *

ACM Partners, L.P.(10)                     88,200             *                 88,200            82,200      *

Westpark Capital, L.P.                    702,000            2.2%              400,000           302,000      *

Bonanza Master Fund Ltd.                  235,000             *                235,000                 0      *

Southwell Partners, L.P.                1,071,800            3.4%              300,000           771,800     2.5%

                                       21

                                            Shares Beneficially                                 Shares Beneficially
                                                   Owned                     Shares to be              Owned
                                             Prior to Offering                 Offered            After Offering
                                       ---------------------------------   ----------------   -----------------------------
Name of Stockholder                         Number        Percentage           Number             Number Percentage
-------------------                         ------        ----------           ------             ------ ----------

Precept Capital Master Fund, G.P.         352,500             *                228,100           124,400      *

Bear Stearns Securities Corp.,            243,500             *                243,500                 0      *
Custodian J Steven Emerson IRA RO II

Lagunitas Partners LP                     163,333             *                163,333                 0      *

Gruber & McBaine International             41,667             *                 41,667                 0      *

Jon D. Gruber & Linda W. Gruber            15,000             *                 15,000                 0      *

UMBTRU                                    142,900             *                142,900                 0      *

Whiffletree Partners, L.P.                 88,500             *                 50,000            38,500      *

Benchmark Partners, L.P.                  187,000             *                100,000            87,000      *

FlyLine Holdings, Ltd.                     47,150             *                 47,150                 0      *

Ritchie Maple Trading Ltd                  67,850             *                 67,850                 0      *

Longbow Partners, LP                       51,500             *                 21,500                 0      *

Longbow Qualified Partners, LP             41,100             *                 41,100                 0      *

Longbow Offshore                           12,400             *                 12,400                 0      *

Basso Private Opportunity Holding Fund     23,100             *                 23,100                 0      *
Ltd.

Basso Multi-Strategy Holding Fund Ltd.     59,400             *                 59,400                 0      *

                                       22

Sandor Capital Master Fund, L.P.          307,600             *                 50,000           257,600      *

Bifrost Fund, LLC                          35,000             *                 35,000                 0      *
Aberdeen Investment Capital LLC            25,000             *                 25,000                 0      *

Eagle Lake Incorporated                    24,000(11)         *                 23,000             1,000(11)  *

Steven P. Strasser                         27,500(12)         *                 27,500(12)             0      *

Hayden Communications, Inc.                40,000(13)         *                 40,000(13)             0      *


Footnotes to Table
------------------

* Less than 1.0%

(1) Includes 383,034 shares and assume the transfer from Roth Capital Partners, LLC of warrants to purchase 5,000 shares.
(2) Includes 5,000 shares that may be acquired upon exercise of warrants and may be resold.
(3) Represents warrants to purchase 161,666 shares and assumes the transfer to Glacier Partners LP of warrants to purchase 5,000 shares. These warrants were created as partial compensation in connection with their activities as placement agent in connection with a private placement of our common stock.
(4) Mr. Kircher is one of the trustees of the Kircher Family Trust. Mr. Kircher retired as the Company's Chief Executive Officer on September 7, 2004 and Chairman on January 4, 2005.
(5) Includes 2,199,000 shares and warrants to purchase 219,923 shares held by the Kircher Family Trust, options to purchase 52,000 shares held by Mr. Kircher, 100,000 shares held by Mr. Kircher's son, D.S. Kircher, 100,000 shares held by Mr. Kircher's son, S.W. Kircher and 30,000 shares held by the Kircher Family Foundation.
(6) Includes 219,923 shares that may be acquired upon the exercise of warrants and resold.
(7)  Includes 24,000 shares and options to purchase 2,000 shares.
(8)  Includes 15,000 shares and options to purchase 2,000 shares.
(9) Reid S. Walker and G. Stacy Smith are the control persons with respect to investment discretion for Walker Smith International Fund, Ltd., Walker Smith Capital (QP), L.P., and Walker Smith Capital, L.P. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the control persons with respect to investment discretion for WS Opportunity Fund International, Ltd., WS Opportunity Fund (QP), L.P. and WS Opportunity Fund, L.P. In addition to shares purchased in this private offering by the foregoing named entities, WS Opportunity Fund International, Ltd. holds 104,900 shares of common stock, WS Opportunity Fund (QP), L.P. holds 97,300 and WS Opportunity Fund, L.P. holds 79,800.
(10) Atlas Capital Management, L.P. is the General Partner of and has voting authority and control over all shares owned by Atlas Capital (Q.P.), L.P., ACM Partners, L.P. and Atlas Capital Master Fund, L.P. Atlas Capital (Q.P.), L.P. owns 142,663 shares of common stock as of May 11, 2004. Atlas Capital Master Fund, L.P. owns 364,437 shares of common stock as of May 11, 2004.
(11) 1,000 shares are owned by DWC Holdings, LLC, a limited liability company owned in part by spouse of a controlling person of Eagle Lake Incorporated. Eagle Lake Incorporated disclaims ownership of these shares.
(12) Includes 27,500 shares distributed from Eagle Lake Incorporated.
(13) Includes warrants to purchase 40,000 shares.

Relationship with Selling Stockholders

     Mr. Stephen Kircher, a selling stockholder, retired as the Company's Chief Executive Officer on September 7, 2004 and as the Chairman of the Board on January 5, 2005. None of the other selling stockholders has had any material relationship with us within the past three years.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the laws of the state of Delaware. Further, our bylaws provide authority for us to maintain a liability insurance policy that insures our directors or officers against any liability incurred by them for service to us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of our counsel, the matter has been settled by controlling precedent, we will submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by final adjudication.

                                 TRANSFER AGENT

     The transfer agent for our common stock is Computershare Trust Company, Inc., located at 350 Indiana Street, Suite 800, Golden, Colorado 80401.

                                     EXPERT

     The consolidated financial statements of International DisplayWorks, Inc. included in our annual report on Form 10-K for the year ended October 31, 2004 which is incorporated by reference in this Prospectus have been audited by Grant Thornton, independent registered public accounting firm. Our financial statements and schedule are incorporated by reference in reliance on Grant
Thornton's report, given on its authority as an expert in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by the selling stockholders through this Prospectus will be passed by the law firm of Bartel Eng & Schroder, Sacramento, California.

                       WHERE CAN YOU FIND MORE INFORMATION

Government Filings. We file annual, quarterly and special reports and other information with the Commission. You may read and copy any document that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Securities and Exchange Commission's website at http://www.sec.gov.

     Stock Market. Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Registration Statement. We have filed a registration statement, pursuant to the Securities Act, with the Commission with respect to the common stock offered under this Prospectus and this Prospectus is a part of that registration statement. However, it does not contain all of the information contained in the registration statement and the exhibits filed with the registration statement. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this Prospectus.

     Description of Common Stock. We are authorized by our Certificate of Incorporation to issue 40,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. As of January 31, 2005, there were 31,465,081 shares of common stock and no shares of preferred stock outstanding. Holders of shares of common stock have full voting rights, one vote for each share held of record. Stockholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefore and share pro rata in any distributions to stockholders upon liquidation. Stockholders have no conversion, preemptive or subscription rights. All outstanding shares of common stock are fully paid and nonassessable, and all the shares of common stock issued by us upon the exercise of outstanding warrants will, when issued, be fully paid and nonassessable.

     Information Incorporated by Reference. The Commission rules and regulations allow us to "incorporate by reference" the information that we file with it. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file in the future with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and the information contained in those documents is incorporated by reference into this Prospectus:

     (1) Annual Report on Form 10-K for the year ended October 31, 2004;

     (2) Proxy Statement for the Annual Meeting of Stockholders to be held on March 23, 2005; and

     (3) Current Reports on Form 8-K filed on January 6, 2005, January 11, 2005, January 24, 2005, February 7, 2005 and February 22, 2005.

     Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, following the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this Prospectus and will be made a part of it from the date of filing with the Commission.

     International DisplayWorks, Inc. Filings made with the Commission and other information about us can be found on our website at www.idwlcd.com. We will provide to each person, including any beneficial owner, who is delivered a prospectus, a copy of any of the documents that are incorporated by reference free of charge. Send requests to Alan M. Lefko, Corporate Secretary, International DisplayWorks, 599 Menlo Drive, Suite 200, Rocklin, California 95765 or call (916) 415-0864.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee and the NASD fee.

       SEC registration fee                                                             $  4,537.16
       Printing and engraving expenses                                                  $     6,000
       Accounting fees and expenses                                                     $    95,000
       Legal fees and expenses                                                          $   177,000
       Transfer agent and registrar fees                                                $         0
       Fees and expenses for qualification under state securities laws                  $    21,400
       Engineering fees                                                                 $         0
       Federal taxes                                                                    $         0
       State taxes                                                                      $         0
       Miscellaneous                                                                    $         0
                                                                                        -----------

            Total                                                                       $303,937.16
                                                                                        -----------


Item 15.  Indemnification of Directors and Officers

     The Company is incorporated in Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power to indemnify its directors, officers, employees and agents from expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, in which such person is involved by reason of the fact such person were or are directors, officers, employees or agents of the Company, provided that such person acted in good faith and in a manner that such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such person may not be indemnified if the person has been adjudged liable to the corporation in the performance of such person's duties to the corporation, unless the Court of Chancery or the court in which such action or suit was brought determines that, in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. To the extent that such person has been successful on the merits or otherwise in defense of any proceeding, the General Corporate Law of the State of Delaware provides that such person shall be indemnified against expenses (including attorney's fees) reasonably and actually incurred. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or stock redemption, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

     We have indemnification agreements with our officers and directors to indemnify and provide advanced legal expenses as permitted by applicable law, our Certificate of Incorporation and Bylaws. Under the agreements, we will not indemnify or provide advance payments (i) for a violation of Section 16 of the Securities Exchange Act, (ii) in connection with an officer's or director's takeover attempt, or (iii) any other action where indemnification is not permitted by law. The agreement terminates when the officer or director leaves or is removed from his position.

Item 16.  Exhibits

Exhibit No.                                Description
-----------                                -----------

    2.1 Agreement and Plan of Merger merging Morrow Snowboards, Inc. into Granite Bay Technologies, Inc. (1)
    2.2 Agreement and Plan of Merger merging Granite Bay Technologies, Inc. into International DisplayWorks, Inc.(2)
    4.2        Securities  Purchase  Agreement  dated October 31, 1997 among the
               Registrant,  Morrow,  LLC,  Morrow  Snowboards   ULC,   Westbeach
               Snowboard Canada Ltd. and the security holders of Westbeach Snowboard Canada Ltd. listed therein (3)
    4.3        Forms of Warrant (4)
    4.4        Forms of Placement Agent Warrant (5)
    5.1        Opinion of Bartel Eng & Schroder (6)
   23.1        Consent of Grant Thornton
   23.2        Consent of Bartel Eng & Schroder (contained in Exhibit 5.1)

(1) Incorporated herein by reference from the Company's Current Report on Form 8-K dated November 6, 2000 (File No. 0-753683).
(2) Incorporated by reference from the Company's Current Report on Form 8-K dated October 31, 2001 (File No. 0-27002).
(3) Incorporated by reference from the Company's Current Report on Form 8-K dated October 31, 1997 (File No. 0-27002).
(4) Incorporated by reference from the Company's current report on Form 8-K filed on October 10, 2003 (File No. 000-27002).
(5) Incorporated by reference from the Company's current report on Form 8-K filed on December 30, 2003 (File No. 000-27002).

(6) Incorporated by reference from the Company's registration statements on Form S-1/A filed on February 13, 2004 (File No. 333-112554) and Form S-1 filed on June 16, 2004 (File No. 333-116521).

Item 17. Undertakings

(a)     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                    * * * * *

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                    * * * * *

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange of 1934 Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    * * * * *

(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                    * * * * *

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rocklin, state of California, on February 25, 2005.


                                                INTERNATIONAL DISPLAYWORKS, INC.
                                                a Delaware Corporation


                                                /s/ Thomas A. Lacey
                                                --------------------------------
                                                Thomas A. Lacey,
                                                Chief Executive Officer
                                                (Principal Executive Officer)

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Dated:    February 25, 2005                     /s/ Thomas A. Lacey
                                                --------------------------------
                                                Thomas A. Lacey, Chairman
                                                and Chief Executive Officer
                                                (Principal Executive Officer)



Dated:    February 23, 2005                     /s/ Mark A. Christensen
                                                --------------------------------
                                                Mark A. Christensen, Director



Dated:    February 23, 2005                     /s/ Ronald Cohan
                                                --------------------------------
                                                Ronald Cohan, Director



Dated:    February 25, 2005                     /s/ Anthony Genovese
                                                --------------------------------
                                                Anthony Genovese, Director



Dated:    February 22, 2005                     /s/ Glenn E. Neland
                                                --------------------------------
                                                Glenn E. Neland, Director

Dated:    February 22, 2005                     /s/ Timothy Nyman
                                                --------------------------------
                                                Timothy Nyman, Director



Dated:    February 23, 2005                     /s/ D. Paul Regan
                                                --------------------------------
                                                D. Paul Regan, Director



Dated:    February 23, 2005                     /s/ Jeffrey G. Winzeler
                                                --------------------------------
                                                Jeffrey G. Winzeler,
                                                Chief Financial Officer
                                                (Principal Financial and
                                                Accounting Officer)

     Known All Persons By These Present, that each person whose signature appears below appoints Thomas A. Lacey as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his substitutes, may lawfully do or cause to be done by virtue hereof.




Dated:    February 23, 2005                     /s/ Mark A. Christensen
                                                --------------------------------
                                                Mark A. Christensen, Director



Dated:    February 23, 2005                     /s/ Ronald Cohan
                                                --------------------------------
                                                Ronald Cohan, Director


Dated:    February 25, 2005                     /s/ Anthony Genovese
                                                --------------------------------
                                                Anthony Genovese, Director

Dated:    February 22, 2005                     /s/ Glenn E. Neland
                                                --------------------------------
                                                Glenn E. Neland, Director



Dated:    February 22, 2005                     /s/ Timothy Nyman
                                                --------------------------------
                                                Timothy Nyman, Director



Dated:    February 23, 2005                     /s/ D. Paul Regan
                                                --------------------------------
                                                D. Paul Regan, Director



Dated:    February 25, 2005                     /s/ Jeffrey G. Winzeler
                                                --------------------------------
                                                Jeffrey G. Winzeler,
                                                Chief Financial Officer
                                                (Principal Financial and
                                                Accounting Officer)